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                                                                Exhibit 11

                       AMERICAN GAMING & ENTERTAINMENT, LTD.
                     COMPUTATION OF EARNINGS (LOSS) PER SHARE


                                                    December 31,

                                               1997             1996
                                               ____             ____

Weighted average shares for computation      12,532,102      12,532,102
                                             ==========      ==========

Net loss                                   $ (7,173,000)   $(16,044,000)

Dividends accrued and accretion on
preferred stock                               1,866,000       1,809,000
                                              _________       _________

Net loss for common stockholders            $(9,039,000)   $(17,853,000)

Net loss per share                               $(0.72)         $(1.42)